

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

March 5, 2009

Mr. Steven J. Schneider
President and Interim Chief Financial Officer
The Finish Line, Inc.
3308 North Mitthoeffer Road
Indianapolis, IN 46235

>   **Re: The Finish Line, Inc.**
>   **Form 10-K**
>   **Filed May 9, 2008**
>   **File No. 000-20184**
>   **Schedule 14A**
>   **Filed June 17, 2008**

Dear Mr. Schneider:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

Via Fax: 317.899.0237